UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

198 Davenport Road
Toronto, Ontario M5R 1J2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Resignation of Director; Appointment of Director
On March 10, 2022, Dr. Bernard Wilson resigned from the Board of Directors (the “Board”) of Flora Growth Corp., a company incorporated in the Province of Ontario (the “Company”), effective immediately upon notice. In connection with Dr. Wilson’s resignation, Dr. Wilson also resigned from his position as a member and Chairman of the Audit Committee of the Board (the “Audit Committee”). Dr. Wilson’s resignation from the Board was not due to any disagreements with the Company or the Board.
In connection with Dr. Wilson’s resignation, effective March 15, 2022, the Board appointed Luis Merchan, the Company’s current Chief Executive Officer and Director, as Chairman of the Board.
Following Dr. Wilson’s resignation, on March 15, 2022, the Company entered into a consulting agreement with Dr. Wilson. Under the consulting agreement, Mr. Wilson has agreed to provide special advisory services to the Company’s Chief Executive Officer and the Board through December 31, 2022 in exchange for compensation of $25,000 per month. The consulting agreement may be terminated by either party at any time, subject to certain conditions.
In addition, effective March 15, 2022, the Board appointed John Timothy (“Tim”) Leslie as a Director and member of the Audit Committee to fill the vacancies created by Dr. Wilson’s resignation. The Board has determined that Mr. Leslie qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K and as “financially literate” within the meaning of NI 52-110. The Board has also determined that Mr. Leslie  meets the definition of “independent director” for purposes of serving on the Audit Committee under applicable Nasdaq Stock Market rules, the independence standards under Rule 10A-3 of the Exchange Act of 1934, as amended, and under NI 52-110.
Mr. Leslie currently serves as an Executive in Residence at Beloit College as well as an independent management consultant to large technology and retail firms in Latin America and Europe. Prior to his current occupations, Mr. Leslie served as Chief Executive Officer of Leafly Inc., a cannabis information resource and technology company, from February 2019 to September 2020. Mr. Leslie also served as Leafly’s Chairman of the Board from February 2019 to August 2019. Prior to his time at Leafly, Mr. Leslie held various roles at Amazon.com over 20 years, most recently as Vice President, Prime Video International from August 2013 to January 2019. Mr. Leslie also currently serves on the Board of Directors of Endocanna Health, Inc., a cannabis health care company, and New Frontier Data, a cannabis business intelligence company. Mr. Leslie received a Bachelor of Arts in Economics from Beloit College in 1989 and a Juris Doctor from Yale Law School in 1992.
Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Mr. Leslie and any other person pursuant to which Mr. Leslie was appointed as a Director of the Company.  Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Leslie had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.
A press release announcing the above changes to the Board has been furnished as Exhibit 99.1 hereto.
Exhibit Index

Exhibit 99.1	Press release of Flora Growth Corp., dated March 17, 2022.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date:  March 17, 2022

3